Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pulaski Financial Corp.:

We consent to the incorporation by reference in this registration statement on Form S-3 of Pulaski Financial Corp. (the Company) of our report dated December 18, 2009, with respect to the consolidated balance sheets of the Company as of September 30, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2009, and the effectiveness of internal control over financial reporting as of September 30, 2009, which reports appear in the September 30, 2009 annual report on Form 10-K of the Company.

/s/ KPMG LLP

St. Louis, Missouri
December 18, 2009